

12062317

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 26 2012
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108th N.E., Suite 1200
(No. and Street)

Bellevue	WA	98004-5135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Clark 425-256-6302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symetra Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


DONNA HUBBARD
NOTARY
PUBLIC
08-01-15
STATE OF WASHINGTON

Notary Public

Signature

Treasurer/Financial Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2011

Contents

1111-1306981



Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086

Tel: +1 206 621 1800
Fax: +1 206 654 7799
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Securities, Inc.

We have audited the accompanying statement of financial condition of Symetra Securities, Inc. (the Company) (a wholly owned subsidiary of Symetra Financial Corporation) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Symetra Securities, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2012

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 1,526,721
Accrued interest income	209
Accounts receivable	586,964
Prepaid expenses and other assets	18,397
Deferred income tax assets, net	776
Total assets	$ 2,133,067
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 11,613
Payable to Affiliates and Parent	50,039
Payable to Parent for income taxes	161,751
Total liabilities	223,403
Commitments and contingencies (*Note 7*)	
Stockholder's equity:	
Common stock (10,000 shares authorized, issued, and outstanding; $100 par value)	1,000,000
Additional paid-in capital	106,083
Retained earnings	803,581
Total stockholder's equity	1,909,664
Total liabilities and stockholder's equity	$ 2,133,067

See accompanying notes.

1. Organization and Nature of Business

Symetra Securities, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company filed for and was granted exclusion from membership in the Securities Investor Protection Corporation (SIPC). The Company acts as the underwriter and distributor of the registered separate account products for Symetra Life Insurance Company (Symetra Life) and First Symetra National Life Insurance Company of New York.

The Company also acts as the broker of record for a certain group of shareholders of Pioneer Funds. The Company provides record-keeping and other account holder services for these shareholders, including the facilitation of nonsolicited purchase, sale, and redemption orders of Pioneer Funds. The Company promptly transmits all investor funds received in connection with its activities as a broker-dealer for Pioneer Funds and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Symetra Life, First Symetra National Life Insurance of New York, and Symetra Investment Services, Inc. (SIS) are wholly owned subsidiaries of the Parent (collectively, the Affiliates). The issuance and management of securities by the Affiliates could be affected by changes in their business strategies, or in the economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition. The amounts reflect management's best estimates, though actual results could differ from those estimates. Management believes the amounts provided are appropriate. For example, management uses estimates to determine the 12b-1 receivable.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash includes balances on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits. The Company defines cash equivalents as short-term investments with original maturities of three months or less at the time of purchase, and considers investments in institutional money market funds to be cash equivalents.

Cash equivalents are reported at cost, which approximates fair value, and were $1,496,102 as of December 31, 2011, all of which were held in a single money market fund.

Accounts Receivable

Receivables are carried at contracted amounts, which approximate fair value and represent the estimated collectible amounts.

Income Taxes

The Company is included in Parent's income tax returns, which are filed in the U.S. federal and various state jurisdictions. These federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2007. The Company is not currently subject to any state income tax examinations.

A tax allocation agreement has been entered into by the Company with the Parent. The allocation is based upon separate return calculations. The Company may receive current credit for net losses, if any, as such losses offset taxable income of other members of the consolidated group.

The provision for federal income taxes is based on amounts determined to be payable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

2. Significant Accounting Policies (continued)

Income taxes have been provided for using the liability method. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. Deferred tax assets are recognized only to the extent that it is more likely than not that future taxable income will be available. A valuation allowance is established, if necessary, to reduce the Company's deferred tax assets to an amount that is more likely than not realizable.

3. Related-Party Transactions

The Company, in the normal course of business, is charged by the Parent or Affiliates for costs incurred directly related to the Company's activities and for its allocated share of operating, administrative, and personnel expenses, as well as income taxes incurred during the year on its behalf. As of December 31, 2011, nontax amounts due to the Parent and Symetra Life were $1,269 and $48,770, respectively.

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. In March 2011 and September 2011, the Company declared and paid dividends of $640,000 and $620,000, respectively, to its Parent. The Company appropriately notified the SEC and FINRA in advance of the dividend payments.. As of December 31, 2011, the Company had net capital of $1,273,396, which was $1,258,502 in excess of its required net capital of $14,894. The ratio of aggregate indebtedness to net capital was 17.54%.

5. Income Taxes

The tax effects of temporary differences that gave rise to the deferred income tax assets and deferred income tax liabilities at December 31, 2011, were as follows:

Deferred income tax assets:	
Accrued vacation	$ 1,338
Deferred income tax liabilities:	
Prepaid insurance	(562)
Deferred income tax assets, net	$ 776

As of December 31, 2011, the Company did not have any unrecognized tax benefits.

6. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.